Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement dated October 7, 2008

ULTRAPAR PARTICIPAÇÕES S.A.

Market Announcement

São Paulo, Brazil, October 7th, 2008 – ULTRAPAR PARTICIPAÇÕES S.A. (“Ultrapar” – BOVESPA:UGPA4/NYSE:UGP), in response to recent questions posed by some investors and analysts, hereby informs that:

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The company maintains a conservative financial management policy, monitored by its Risks and Financial Investments Committee, which exists for more than 10 years and is composed by its Executive Board members.

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It has used for over 10 years credit rating systems to evaluate financial institutions in which it invests its liquid assets, including input from external specialized firms since 2002. Ultrapar’s financial management policy privileges liquidity and credit quality, and its liquid assets are invested in financial institutions with track record of strong credit position.

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Its foreign exchange hedge operations are made with the sole purpose of protecting the company’s exposure to foreign exchange risks. Thus, the volume of foreign exchange hedges is compatible with the company's net foreign exchange rate exposure, which includes its assets and liabilities in dollars and the near term sales of Oxiteno in dollars. The company does not use leveraged foreign exchange derivatives.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 8, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Market Announcement)